UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2007

Commission File No. 0-52457

Anglo Canadian Uranium Corp.

Registrant's Name

The Marine Building, Suite 1150 – 355 Burrard Street, Vancouver, B.C., V6C 2G8

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.  Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934  Yes  [  ]    No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  [  ]

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated April 18, 2007

99.2

News Release dated April 16, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anglo Canadian Uranium Corp.

(Registrant)

By

/s/ Len Harris__________

Len Harris,

President

Date     April 30, 2007

Exhibit 99.1

1150 – 355 Burrard St Vancouver, BC V6C 2G8 Telephone 604 669 6807 Fax 604 669 5715

N E W S   R E L E A S E

April 18, 2007	Trading Symbol: URA – TSX.V

Colorado Uranium Acquisition

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce the acquisition of 110 uranium claims located in Mesa County, Colorado. These claims, known as the Outlaw Property, are made up of two claim blocks; the Lonestar claims consisting of 78 uranium and vanadium claims and the Gunfighter claims which consist of 32 uranium and vanadium claims. This property has a number of historical drill holes completed from 1950 to 1980, and is located in an area with historical uranium and vanadium production.

Lonestar Claims, Outlaw Property, Mesa County, Colorado

The Lonestar claims contain two past producing mines with ventilation holes intact for each mine. On claims 65, 66, 71 and 72 there is a cluster drill out of 27 holes ranging from 200 to 350 feet deep. There is an additional cluster drill out on claims 59 and 65 with 10 holes at 500 to 600 feet deep. On claim 49 there is a Department of Energy (DOE) hole with four offset holes and on claim 69 there is another DOE hole drilled with no offset holes. The two DOE holes and one of the mines line up with the historical drill out on the Company’s Gunslinger project and possibly indicate a trend or channel. In addition to the potential trend, the historical data and existing mines may indicate several trends running in a north easterly direction on Outlaw Mesa. The Company intends to complete all requirements necessary for the initiation of a drill program on this project in the coming weeks.

Gunfighter claims, Outlaw Property, Mesa County, Colorado

The Gunfighter claims border the DOE withdrawal tract on the north side. This tract, which contains the G2 shaft, was a major producer from the 1950’s to the 1980’s. Eight (8) mines lie in close proximity to the Gunfighter claim group, and consist of small and shallow deposits. The Company intends to complete drilling at a depth greater than 200 feet through its development partner.

Terms of this acquisition are as follows: Cash payment of US $55,000, and a 5% gross royalty, and a minimum work commitment of US $25,000 for the first 3 years from date of lease and US $20,000 advance royalties starting in the fifth year. In addition to these terms, the Company’s development partner has agreed to put half of the monies generated through production royalties into exploration of the property for up to ten years. This acquisition is subject to TSX Venture Exchange approval.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

 “Len J.Harris”

Len J. Harris, President

T: 604 669 6807

Toll Free: 866 488 3838

E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured”, “indicated” and “inferred” “resources”, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-52457, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Exhibit 99.2

1150 – 355 Burrard St Vancouver, BC V6C 2G8 Telephone 604 669 6807 Fax 604 669 5715

N E W S   R E L E A S E

April 16, 2007	Trading Symbol: URA – TSX.V

Private Placement First Tranche Closed

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce the closing of the first tranche of the private placement originally announced on March 20, 2007 and subsequently increased on March 23, 2007. The first tranche closed consists of two components; 1,392,000 non flow through units at a price of $0.60 consisting of one common share and one full warrant with an exercise price of $.75 for a period of two years and 110,000 flow through units at a price of $0.60 consisting of one common share and one half warrant with an exercise price of $0.75 for a period of two years. These securities shall be subject to a hold period of four months which expires on August 11, 2007.

A finders fee will be paid in accordance with the closing of this private placement. Proceeds from this private placement will be used for continued development of its uranium projects in Colorado, Utah and New Mexico and the Otish Mountains Basin of Quebec.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

 “Len J.Harris”

Len J. Harris, President

T: 604 669 6807

Toll Free: 866 488 3838

E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.